UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-83734

J. B. Williams Holdings, Inc.
_________________________________________________________________________________________________
(Exact name of registrant as specified in its charter)

65 Harristown Road
Glen Rock, New Jersey 07452
(201) 251-8500
_________________________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12% Senior Notes due 2004 _________________________________________________________________________________________________
(Title of each class of securities covered by this Form)

None
_________________________________________________________________________________________________
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certificate or notice date:                   None

Pursuant to the requirements of the Securities Exchange Act of 1934, Air Express International Corporation. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

J. B. WILLIAMS HOLDINGS, INC.
DATE: August 2, 2001	By /s/ Kevin C. Hartnett
Kevin C. Hartnett
Vice President, Finance and
Administration